TIMOTHY R. LAVENDER

DIRECT LINE: (312) 857-2630

EMAIL: tlavender@kelleydrye.com
May 14, 2007
Via EDGAR and U.S. Mail
Ms. Tangela Richter
Branch Chief
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Lifeway Foods, Inc.
Registration Statement on Form S-3
Filed September 14, 2006
File No. 333-137317

Form 10-KSB for the fiscal year ended December 31, 2005 Filed March 31, 2006
Form 10-QSB for the fiscal year ended March 31, 2006 Filed November 20, 2006
Form 10-QSB for the fiscal year ended June 30, 2006 Filed August 14, 2006
Form 10-QSB for the fiscal year ended September 30, 2006 Filed May 15, 2006

File No. 0-17363
Dear Ms. Richter:
     On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated October 13, 2006 to Ms. Julie Smolyansky, Chief Executive Officer and President of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, Company’s responses include supplemental information provided to you herein and revisions to the

Ms. Tangela Richter
May 14, 2007
Page Two
Company’s Registration Statement on Form S-3, Registration No. 333-137317 (the “Form S-3”), the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Form 10-KSB”) and the Company’s Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (the “Forms 10-QSB”).
Form S-3 filed September 14, 2006
Selling Stockholders, page 6
1.	Expand the Selling Stockholders table to include the natural person with power to vote or to dispose of the securities offered for resale by the entity that is listed as a selling stockholder. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the march 1999 supplement to the CG telephone interpretation manual.
     ANSWER:
The Selling Stockholders table has been revised on page 9 of the Form S-3 to include the requested disclosure.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Patents, Trademarks, Licenses, Royalty Agreements, page 8
2.	We note your disclosure regarding the “BasicsPlus” mark that indicates GalaGen, Inc. assigned the entire interest, including the goodwill of this mark to the company. Please explain your meaning of the term goodwill in this disclosure.
     ANSWER:
The Company used the designation of goodwill being assigned with the trademark “BasicsPlus” for the legal concept that trademark protection stems from a symbol or a word as it represents to the consumer a reliable source identifier and as a protection of the company’s “goodwill” as in the reputation of the company. There is no attempt to designate this as goodwill in the accounting sense.

3.	We note your page 11 disclosure indicating you have undertaken a royalty obligation associated with the sale of Ilya’s Farm, Inc’s products. Please tell us where these

Ms. Tangela Richter
May 14, 2007
Page Three
amounts are reflected in your financial statements. Please provide separate disclosure if material.
     ANSWER:
The royalty obligations obligations associate with Ilya’s Farm, Inc.’s products is included in other accrued liabilities and amounted to approximately $7,000.00 which the Company does not consider material.
Management’s Discussion and Analysis of Financial Condition
Comparison of Quarter Ended December 31, 2005 to Quarter Ended December 31, 2004
Results of Operations, page 15
4.	We note your disclosure that indicates sales for LFIE increased due to products sent from your Illinois facility to Philadelphia, Pennsylvania for distribution in the tri-state area. Please confirm that these products were sold to a third party and that all elements required for revenue recognition of have been met. Please refer to SAB topic 13:A.
     ANSWER:
The products sent from our Illinois facility to Philadelphia, Pennsylvania for distribution in the tri-state area were sold to third parties and the following criteria were met with respect thereto in each case: (i) the products were shipped and the Company had no significant remaining obligations; (ii) persuasive evidence of an agreement or agreements existed; (iii) the price to the buyer was fixed or determinable; and (iv) collection was probable.

5.	We note your disclosure that indicates you have offset a portion of oil related cost increases by making prudent investments in energy related securities. Please tell us and expand your disclosures, to clearly describe the nature of the securities you are referring to.
     ANSWER:
The company spends a material amount of money on transportation expense which is directly tied to the cost of oil. During the fourth quarter of 2005, the company invested in various funds that invest in, among other things, energy related equities in order to hedge

Ms. Tangela Richter
May 14, 2007
Page Four
their exposure to the rising costs of oil. This disclosure has been added to pages 15-16 of the Form 10-KSB.
Report of Independent Registered Public Accounting Firm, page 19
6.	The opinion included in your document is not clear as to the periods covered by the report. It appears that a single year’s information contained in the statements of income, changes in stockholder’s equity and cash flows have been audited. Please provide a revised audit opinion that indicates, if true, that all years presented have been audited.
     ANSWER:
The audit opinion has been revised on page 19 of the Form 10-KSB.
Consolidated Statements of Income and Comprehensive Income, page 22
7.	Please tell us if your measure of gross profit includes depreciation expense associated with the cost of goods sold.
     ANSWER:
Depreciation has historically been included in operating expenses. We have amended the Form 10-KSB and the Forms 10-QSB to include depreciation in our measure of gross profit. The amounts reclassified from operating expenses to cost of goods sold related to depreciation are included below:
Depreciation Adjustments

	2005	2004
10-KSB	585,500	643,004

	2006	2005
10-QSB — Q1	126,911	124,546
10-QSB — Q2	131,714	161,311
10-QSB — Q3	149,641	151,112

Ms. Tangela Richter
May 14, 2007
Page Five
8.	Please provide us with an analysis of the components of the line item referred to as “Operating expenses.” Please refer to rule 5-03(b) of Regulation S-X.
     ANSWER:
The line item referred to as “Operating Expenses” consists of selling expenses and general and administrative expenses. The line item has been revised to show such components on page 22 of the Form 10-KSB and, in addition, on page 4 of each of the Forms 10-QSB.
Note 2 – summary of significant Accounting Policies
Revenue Recognition, page 25
9.	Please expand your revenue recognition policy to address the elements described in SAB Topic 13:A.
     ANSWER:
The discussion of the revenue recognition policy on page 25 of the Form 10-KSB and on page 7 of each of the Forms 10-QSB has been revised as requested.
Controls and Procedures, page 36
10.	It is not clear whether your management concluded that your disclosure controls and procedures, as defined by Rule 13a-15(e) or 15d-15(e) of the Exchange Act, were effective as of the end of the period covered by t his report. Please revise to clearly state your management’s conclusion with respect to the effectiveness of your disclosure controls and procedures. This comment extends to your Forms 10-QSB. Please revise those forms accordingly.
     ANSWER:
The Company has revised page 36 of the Form 10-KSB, page 20 of the Form 10-QSB for the quarter ended March 31, 2006 and page 19 of the Form 10-QSB for the quarter ended June 30, 2006 to clearly state management’s conclusion that disclosure controls and procedures were effective as of the end of the period covered by the respective report. Please note that the Company’s Form 10-QSB for the quarter ended September 30, 2006 contained the revised language at the time of its filing on November 20, 2006.

Ms. Tangela Richter
May 14, 2007
Page Six
11.	You state that there were no “significant changes” in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act rules 13a-15 or 15D-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate. This comment also applies to your forms 10-QSB.
     ANSWER:
The Company has revised page 36 of the form 10-KSB, page 20 of the Form 10-QSB for the quarter ended March 31, 2006 and page 19 of the Form 10-QSB for the quarter ended June 30, 2006 to state there were no changes in the Company’s internal control over financial reporting identifying in connection with the valuation required by the Exchange Act that has “materially affected, or is reasonably likely to material affect, small business issuer’s internal control over financial reporting.” Please note that the Company’s Form 10-QSB for the quarter ended September 30, 2006 contained the revised language at the time of its filing on November 20, 2006.
          We hope this addresses all of the Commission’s comments and concerns. Please do not hesitate to contact us with any further questions.
Sincerely,
Timothy R. Lavender
TRL:jjz